<?xml version="1.0" encoding="UTF-8"?>
<edgarSubmission xmlns="http://www.sec.gov/edgar/rega/oneafiler" xmlns:com="http://www.sec.gov/edgar/common">
  <headerData>
    <submissionType>1-A/A</submissionType>
    <filerInfo>
      <liveTestFlag>LIVE</liveTestFlag>
      <filer>
        <issuerCredentials>
          <cik>0001722266</cik>
          <ccc>XXXXXXXX</ccc>
        </issuerCredentials>
        <offeringFileNumber>024-10764</offeringFileNumber>
      </filer>
      <flags>
        <returnCopyFlag>false</returnCopyFlag>
        <overrideInternetFlag>false</overrideInternetFlag>
        <sinceLastFiling>false</sinceLastFiling>
      </flags>
      <contact>
        <contactName>Terrence Griffiths</contactName>
        <contactPhoneNumber>212-785-0076</contactPhoneNumber>
        <contactEmailAddress>terrence@randwlawfirm.com</contactEmailAddress>
      </contact>
      <notifications>
        <notificationEmailAddress>terrence@randwlawfirm.com</notificationEmailAddress>
      </notifications>
    </filerInfo>
  </headerData>
  <formData>
    <employeesInfo>
      <issuerName>Multi-Housing Income REIT, Inc.</issuerName>
      <jurisdictionOrganization>MD</jurisdictionOrganization>
      <yearIncorporation>2017</yearIncorporation>
      <cik>0001722266</cik>
      <sicCode>6798</sicCode>
      <irsNum>00-0000000</irsNum>
      <fullTimeEmployees>0</fullTimeEmployees>
      <partTimeEmployees>0</partTimeEmployees>
    </employeesInfo>
    <issuerInfo>
      <street1>9050 N. CAPITAL OF TEXAS HIGHWAY</street1>
      <street2>SUITE 320</street2>
      <city>AUSTIN</city>
      <stateOrCountry>TX</stateOrCountry>
      <zipCode>78759</zipCode>
      <phoneNumber>512-872-2898</phoneNumber>
      <connectionName>Terrence Griffiths</connectionName>
      <connectionStreet1>40 Wall St. 28th Floor</connectionStreet1>
      <connectionCity>New York</connectionCity>
      <connectionStateOrCountry>NY</connectionStateOrCountry>
      <connectionZipCode>10005</connectionZipCode>
      <connectionPhoneNumber>212-785-0076</connectionPhoneNumber>
      <commentsEmailAddress>terrence@randwlawfirm.com</commentsEmailAddress>
      <industryGroup>Other</industryGroup>
      <cashEquivalents>0.00</cashEquivalents>
      <investmentSecurities>0.00</investmentSecurities>
      <accountsReceivable>0.00</accountsReceivable>
      <propertyPlantEquipment>0.00</propertyPlantEquipment>
      <totalAssets>0.00</totalAssets>
      <accountsPayable>0.00</accountsPayable>
      <longTermDebt>0.00</longTermDebt>
      <totalLiabilities>0.00</totalLiabilities>
      <totalStockholderEquity>0.00</totalStockholderEquity>
      <totalLiabilitiesAndEquity>0.00</totalLiabilitiesAndEquity>
      <totalRevenues>0.00</totalRevenues>
      <costAndExpensesApplToRevenues>0.00</costAndExpensesApplToRevenues>
      <depreciationAndAmortization>0.00</depreciationAndAmortization>
      <netIncome>0.00</netIncome>
      <earningsPerShareBasic>0.00</earningsPerShareBasic>
      <earningsPerShareDiluted>0.00</earningsPerShareDiluted>
      <nameAuditor>Cohn Reznick</nameAuditor>
    </issuerInfo>
    <commonEquity>
      <commonEquityClassName>0</commonEquityClassName>
      <outstandingCommonEquity>0</outstandingCommonEquity>
      <commonCusipEquity>0</commonCusipEquity>
      <publiclyTradedCommonEquity>0</publiclyTradedCommonEquity>
    </commonEquity>
    <preferredEquity>
      <preferredEquityClassName>0</preferredEquityClassName>
      <outstandingPreferredEquity>0</outstandingPreferredEquity>
      <preferredCusipEquity>0</preferredCusipEquity>
      <publiclyTradedPreferredEquity>0</publiclyTradedPreferredEquity>
    </preferredEquity>
    <debtSecurities>
      <debtSecuritiesClassName>0</debtSecuritiesClassName>
      <outstandingDebtSecurities>0</outstandingDebtSecurities>
      <cusipDebtSecurities>0</cusipDebtSecurities>
      <publiclyTradedDebtSecurities>0</publiclyTradedDebtSecurities>
    </debtSecurities>
    <issuerEligibility>
      <certifyIfTrue>true</certifyIfTrue>
    </issuerEligibility>
    <applicationRule262>
      <certifyIfNotDisqualified>true</certifyIfNotDisqualified>
      <certifyIfBadActor>false</certifyIfBadActor>
    </applicationRule262>
    <summaryInfo>
      <indicateTier1Tier2Offering>Tier2</indicateTier1Tier2Offering>
      <financialStatementAuditStatus>Audited</financialStatementAuditStatus>
      <securitiesOfferedTypes>Equity (common or preferred stock)</securitiesOfferedTypes>
      <offerDelayedContinuousFlag>Y</offerDelayedContinuousFlag>
      <offeringYearFlag>N</offeringYearFlag>
      <offeringAfterQualifFlag>N</offeringAfterQualifFlag>
      <offeringBestEffortsFlag>Y</offeringBestEffortsFlag>
      <solicitationProposedOfferingFlag>Y</solicitationProposedOfferingFlag>
      <resaleSecuritiesAffiliatesFlag>N</resaleSecuritiesAffiliatesFlag>
      <securitiesOffered>5000000</securitiesOffered>
      <outstandingSecurities>0</outstandingSecurities>
      <pricePerSecurity>10.0000</pricePerSecurity>
      <issuerAggregateOffering>50000000.00</issuerAggregateOffering>
      <securityHolderAggegate>0.00</securityHolderAggegate>
      <qualificationOfferingAggregate>0.00</qualificationOfferingAggregate>
      <concurrentOfferingAggregate>0.00</concurrentOfferingAggregate>
      <totalAggregateOffering>50000000.00</totalAggregateOffering>
      <underwritersFees>0.00</underwritersFees>
      <salesCommissionsServiceProviderFees>0.00</salesCommissionsServiceProviderFees>
      <finderFeesFee>0.00</finderFeesFee>
      <auditorServiceProviderName>Cohn Reznick</auditorServiceProviderName>
      <auditorFees>15000.00</auditorFees>
      <legalServiceProviderName>Riveles Wahab</legalServiceProviderName>
      <legalFees>25000.00</legalFees>
      <promotersServiceProviderName>various</promotersServiceProviderName>
      <promotersFees>50000.00</promotersFees>
      <blueSkyFees>0.00</blueSkyFees>
      <clarificationResponses>Fees are estimated. Have not settled on advertiser/promoter service providers yet.</clarificationResponses>
    </summaryInfo>
    <juridictionSecuritiesOffered>
      <jurisdictionsOfSecOfferedNone>true</jurisdictionsOfSecOfferedNone>
      <jurisdictionsOfSecOfferedSame>false</jurisdictionsOfSecOfferedSame>
      <issueJuridicationSecuritiesOffering>AL</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>AK</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>AZ</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>AR</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>CA</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>CO</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>CT</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>DE</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>DC</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>FL</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>GA</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>HI</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>ID</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>IL</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>IN</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>IA</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>KS</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>KY</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>LA</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>ME</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>MD</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>MA</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>MI</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>MN</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>MS</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>MO</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>MT</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>NE</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>NV</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>NH</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>NJ</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>NM</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>NY</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>NC</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>ND</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>OH</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>OK</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>OR</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>PA</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>PR</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>RI</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>SC</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>SD</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>TN</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>TX</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>UT</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>VT</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>VA</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>WA</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>WV</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>WI</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>WY</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>A0</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>A1</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>A2</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>A3</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>A4</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>A5</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>A6</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>A7</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>A8</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>A9</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>B0</issueJuridicationSecuritiesOffering>
      <issueJuridicationSecuritiesOffering>Z4</issueJuridicationSecuritiesOffering>
    </juridictionSecuritiesOffered>
    <unregisteredSecurities>
      <ifUnregsiteredNone>true</ifUnregsiteredNone>
    </unregisteredSecurities>
  </formData>
</edgarSubmission>